Contact

www.linkedin.com/in/roberto-jones-arakelian-77abb34 (LinkedIn)

Roberto Jones Arakelian

Co Owner at IMASS (Insurance Mass Solutions Group)
Cuajimalpa de Morelos, Mexico City, Mexico

Experience

IMASS (Insurance Mass Solutions Group)
Co Owner
December 2014 - Present (8 years 7 months)

Resultics
Co-Owner
January 2007 - January 2019 (12 years 1 month)

Goodnews
Owner
January 2005 - January 2007 (2 years 1 month)

Education

Instituto Tecnológico Autónomo de México
Administracion · (1984 - 1992)